4th Floor, 138 West Street
Sandown, South Africa
P.O.Box 78182, Sandton, 2146
Tel: +27 (0) 11 884 1610
Fax: +27 (0) 11 884 1826

November 3, 2009

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Newfoundland and Labrador Department of Government Services,
Consumer and Commercial Affairs Branch
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Northwest Territories Registrar of Securities
Yukon Territory Registrar of Securities

RE:	Filing of Revised Technical Report dated October 30, 2009
June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine,
Elko County, Nevada, USA

This revised Technical Report amends the Technical Report dated July 29, 2009 that was filed on www.sedar.com on September 09, 2009 but its information remains effective as of June 17,2009.

The report is an independent technical report and an additional independent qualified person, Deon van der Heever, has assumed responsibility for the resource estimates in section 19, in particular section 19.5.

Mr Godden, the other independent qualified person has taken responsibility for the reserves estimate in section 19.6. Amendments are primarily found in to Sub-Sections 3.3 and 3.6 of the Executive Summary and the corresponding Sub-Sections 19.6 and 20.3 of the original report.

Directors:	RW Thiessen (Chairman); F Dippenaar (President & CEO)*;
DJ Copeland; TB Coughlan; DMS Elliot; HW Kirk; Joshua Ngoma*;
	WT Segsworth; P Cooke*	* South African

Great Basin Gold Limited incorporated under the laws of British Columbia, Canada
Registration No. 436691
South African (external Company) Registration No. 2006/021304/10